UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
(X) Form 4 Transactions Reported
1. Name and Address of Reporting Person
       LORIMER, ROBERT SCOTT
       877 NORTH 8TH WEST
       RIVERTON, WY  82501
   USA
2. Issuer Name and Ticker or Trading Symbol
       U.S. ENERGY CORP.
       USEG
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
      MAY 1999
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   TREASURER, VICE PRESIDENT FINANCE, CFO
7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
    $.01 PAR VALUE COMMON STO|N/A   |    |NONE              |   |N/A        |50,385             |D     |                           |
CK                           |      |    |                  |   |           |                   |      |                           |
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    $.01 PAR VALUE COMMON STO|05/28/|A   |10,000            |A  |NIL        |37,233             |D (a) |                           |
CK                           |98    |    |                  |   |           |                   |      |                           |
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    $.01 PAR VALUE COMMON STO|05/28/|A   |4,175             |A  |NIL        |23,890             |I (b) |ESOP Benef.                |
CK                           |99    |    |                  |   |           |                   |      |                           |
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    $.01 PAR VALUE COMMON STO|N/A   |    |NONE              |   |N/A        |175,000            |I (c) |By SGMC                    |
CK                           |      |    |                  |   |           |                   |      |                           |
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    $.01 PAR VALUE COMMON STO|N/A   |    |NONE              |   |N/A        |125,556            |I (d) |By Plateau                 |
CK                           |      |    |                  |   |           |                   |      |                           |
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    $.01 PAR VALUE COMMON STO|N/A   |    |NONE              |   |N/A        |512,359            |I (e) |By Crested                 |
CK                           |      |    |                  |   |           |                   |      |                           |
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    $.01 PAR VALUE COMMON STO|N/A   |    |NONE              |   |N/A        |12,612             |I (f) |By Ruby                    |
CK                           |      |    |                  |   |           |                   |      |                           |
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    $.01 PAR VALUE COMMON STO|N/A   |    |NONE              |   |N/A        |1,581              |I (g) |By NWG                     |
CK                           |      |    |                  |   |           |                   |      |                           |
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___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
___________________________________________________________________________________________________________________________________|
 Stock Option (Right to |$2.75/sh|N/A  |    |           |   |05/01|04/30|Common Stock|29,700 |N/A    |29,700      |D  |            |
Buy)                    |        |     |    |           |   |/92  |/02  |            |       |       |            |   |            |
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 Stock Option (Right to |$2.875/s|N/A  |    |           |   |12/04|09/25|Common Stock|34,782 |N/A    |34,782      |D  |            |
Buy)                    |h       |     |    |           |   |/98  |/08  |            |       |       |            |   |            |
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 Stock Option (Right to |$2.00/sh|N/A  |    |           |   |12/04|09/25|Common Stock|40,218 |N/A    |40,218      |D  |            |
Buy)                    |        |     |    |           |   |/98  |/08  |            |       |       |            |   |            |
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 Stock Option (Right to |$2.00/sh|05/28|D   |40,218     |D  |12/04|09/25|Common Stock|40,218 |N/A    |-0-         |D  |            |
Buy) (h)                |        |/99  |    |           |   |/98  |/08  |            |       |       |            |   |            |
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 Stock Option (Right to |$2.875/s|05/28|A   |40,218     |A  |12/04|09/25|Common Stock|40,218 |N/A    |40,218      |D  |            |
Buy) (h)                |h       |/99  |    |           |   |/98  |/08  |            |       |       |            |   |            |
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___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(a) Consists of 15,120 shares and 22,113 shares subject to forfeiture by the Reporting person. The 15,120 shares, issued under the USEG Restricted Stock Bonus Plan, are deemed "earned out" by the Reporting Person:
(i) if he is continuously employed by U.S. Energy Corp. until he retires; (ii) if he becomes totally disabled; (iii) upon his death, or (iv) if the shares are claimed within three years following the occurrence of (i), (ii) or (iii). The 22,113 shares, issued under the 1996 Stock Award Program vest over a 5 year period at the rate of 20% per year and are subject to the forfeiture conditions noted previously. The treasurer of USEG holds the shares in trust for the benefit of the Reporting Person, while the non-employee directors of USEG exercise shared voting and dispositve rights over all 37,233 shares. The shares do not come under the control of the Reporting Person until termination of employment. The total number of shares is presently reported; distributions to the Reporting Person will not be separately reported. The acquisitions of the shares by the Reporting Person from both the Bonus Plan and the
Award Program are exempt under Rule
16-b3.
(b) Consists of shares held in the U.S. Energy Corp. Employee Stock Ownership Plan (the"ESOP") in an account established for the benefit of the Reporting
Person.
(c) Consists of shares held by Sutter Gold Mining Company ("SGMC"), a subsidiary of USEG. The Reporting person is an officer of both USEG and SGMC. The Reporting Person is not a controlling shareholder of SGMC, and therefore the Reporting Person does not have a pecuniary interest in the USEG shares held by SGMC, under
Rule
16a-1(a)(2)(iii).
(d) Consists of shares held by Plateau Resources Limited ("Plateau"), a wholly-owned subsidiary of USEG. The
Reporting Person is an officer of both USEG and Plateau. The Reporting Person is not a controlling shareholder of
Plateau, and therefore the Reporting Person does not have a pecuniary interest in the USEG shares held by
Plateau, under Rule
16a-1(a)(2)(iii).
(e) Consists of shares held by Crested Corp. ("Crested"), a majority-owned subsidiary of USEG. The Reporting
Person is an officer of both USEG and Crested. The Reporting Person is not a controlling shareholder of Crested, and therefore the Reporting Person does not have a pecuniary interest in the USEG shares held by Crested, under Rule
16a-1(a)(2)(iii).
(f) Consists of shares held by Ruby Mining Company ("Ruby"), a subsidiary of USEG. The Reporting Person is an officer of both USEG and Ruby. The Reporting Person is not a controlling shareholder of Ruby, and therefore the Reporting Person does not have a pecuniary interest in the USEG shares held by Ruby, under Rule
16a-1(a)(2)(iii).
(g) Consists of shares held by Northwest Gold, Inc. ("NWG"), a subsidiary of USEG. The Reporting Person is an officer of both USEG and NWG. The Reporting Person is not a controlling shareholder of NWG, and therefore the
Reporting Person does not have a pecuniary interest in the USEG shares held by NWG, under Rule
16a-1(a)(2)(iii).
(h) The reported transaction involves the repricing of stock options originally issued on 12/4/98 and is exempt under Rule
16b-3.
NOTE:   Pursuant to SEC Rule 16a-1(a)(2), information on Plateau, SGMC,
Crested, Ruby and NWG is not required,
however, Registrant
has
             undertaken comprehensive disclosure and reports shares held by Plateau, SGMC, Crested, Ruby and
NWG as indirectly owned
by
             the  Reporting
Person.
             The Reporting Person disclaims beneficial and pecuniary interest in the shares reported under footnotes
c, d, e, f and
g.
SIGNATURE OF REPORTING PERSON
    /s/   ROBERT SCOTT LORIMER
DATE
    August 18, 1999